Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Krueger Outdoor, Inc.
177 Columbia Mountain Drive
Columbia Falls, MT 59912
eskercycles.com

Up to $1,069,998.93 in Common Stock at $2.31
Minimum Target Amount: $9,999.99

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Krueger Outdoor, Inc.
Address: 177 Columbia Mountain Drive, Columbia Falls, MT 59912
State of Incorporation: MN
Date Incorporated: February 21, 2018

Terms:

Equity

Offering Minimum: $9,999.99 | 4,329 shares of Common Stock
Offering Maximum: $1,069,998.93 | 463,203 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $2.31
Minimum Investment Amount (per investor): $231.00

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

<u>Time-Based:</u>

Friends and Family Early Birds

Invest within the first 48 hours, and get 20% bonus shares.

Super Early Bird Bonus

Invest within the first 72 hours and get 15% bonus shares.

Early Bird Bonus

Invest within the next 7 days, and get 10% bonus shares.

<u>Amount-Based:</u>

$500+ | Mystic Lake

Receive a discount code eligible for 5% off any bike in the next 12 months + a special owner's t-shirt and hat!

$1,000+ | Big Snowy Mountains Loop

Receive a discount code eligible for 10% off any bike in the next 3 years + a special owner's t-shirt and hat!

$5,000+| Emerald Lake Trail

Receive a 10% discount code eligible for 1 bike per year (for every year that you continue to own shares with us + a t-shirt and hat + 5% Bonus Shares.

$10,000+ | Grassy Mountain Loop

Receive a 10% discount code eligible for 1 bike per year + a special invitation to an Esker destination meetup to ride with our team + 10% Bonus Shares.

$25,000+ | Whitefish Trail

Receive shareholder pricing on 1 new bike per year as long as you own shares + early access to new bikes + ride with the Esker team at a destination meetup + priority access at bike festivals across the country + an invite to come hang out and ride with us at our Whitefish, MT basecamp + 10% Bonus Shares.

$50,000+ | Continental Divide

Receive shareholder pricing on 1 new bike per year as long as you own shares + an invite to a 3-day/2-night tour of the White Rim trail in Moab, UT (future dates TBD) or a 3-day 2-night tour of a portion of the Continental Divide Trail through our home in Montana (future dates TBD) with the Esker Cycles Founders + 15% Bonus Shares.

$100,000+ | Grizzly Loop

Receive shareholder pricing on 1 new bike per year as long as you own share + a brand new Hayduke or Japhy, 3-day/2-night tour of the White Rim trail in Moab, UT (future dates TBD) or a 3-day 2-night tour of a portion of the Continental Divide Trail through our home in Montana (future dates TBD) with the Esker Cycles Founders + 15% Bonus Shares.

**All perks occur when the offering is completed.*

***All perk levels receive a t-shirt and hat*

The 10% StartEngine Owners' Bonus

Krueger Outdoor, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.31 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $231. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Voting Proxy

Each Investor shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Investor's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Investor, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Investor pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Investor is an individual, will survive the death, incompetency and disability of the Investor and, so long as the Investor is an entity, will survive the merger or reorganization of the Investor or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

The Company and its Business

Company Overview

Krueger Outdoor, Inc. is a cycling company owning and operating two brands, Esker Cycles, and Terrene Tires. We make high-end specialty cycling products that are entirely designed and engineered in-house using developed, licensed, and patented technologies. Esker Cycles is the majority of our business, making high-end suspension bikes with Dave Weagle's Orion suspension technology, and then building them to order in Whitefish, Montana.

We started in 2015 but launched publicly with Terrene in 2016 and Esker in 2018. Since 2018, our sales have steadily risen from $600k to $800k, to $1.1M, to 2021 already being $1.3M YTD and estimated to finish around $1.6M. We sell both brands dual-channel, meaning both wholesale and direct-to-consumer, allowing us to have greater profit margins than other cycling companies, as well as offer lower prices to our customers. The vast majority of the cycling market is entrenched in a wholesale business structure, leaving a lot of opportunity for direct-to-consumer growth in this market.

Krueger Outdoor, Inc is a Minnesota C-corporation, operating Esker Cycles and Terrene Tires as brand names that we use to market our products.

Krueger Outdoor, Inc was initially organized as Advocate Cycling Productions, a Minnesota Specific Benefit Corporation on January 2nd, 2015, and converted to a

Minnesota C Corporation in March of 2018.

BORN UNDER BIG SKIES

Esker was born under big skies—rooted in late-night campfire conversations under the stars, trailhead gatherings with friends, and long rides into the hills. While Esker is at home in the shadows of the iconic mountain peaks of Montana, it is the collective experiences under big skies everywhere that are at the heart of Esker.

BUILT FOR THE WILD

At the core of our design and product philosophy is making bikes that you will enjoy throughout the entire ride, no matter where the trail takes you. We design each and every one of our mountain bikes to provide the durability, performance, and versatility to get you out into the backcountry, and back to the trailhead with a smile on your face. Esker bikes are ready to ride wherever you choose to roll.

ENJOY THE RIDE

Esker is a fusion of the rider-owned dedication of passionate mountain bikers, the cumulative experience of industry veterans, and the desire to make the best product possible available to anyone and everyone that wants to get out and ride. Beyond just a bike company, Esker is a group of riders and like-minded individuals that aim to think differently and encourage a broader, more inclusive cycling community. We intend to inspire and encourage anyone with the desire to climb onto a bike and enjoy the ride.

Competitors and Industry

Esker Cycles fits a comfortable space in the middle of two large areas. In the specialty, high-end bicycle market, competitors such as Ibis Cycles, Pivot Cycles, Santa Cruz Bicycles, Transition Bikes, and Yeti Cycles all make similarly performing high-end bicycles but are firmly entrenched into the wholesale to the dealer market. They are perceived as the leaders in this market in quality and performance for high-end mountain bikes. Then, on the opposite side, we have new brands that are sprouting up in a full direct-to-consumer market such as Fezzari, YT, and Canyon. These bikes are incredible values by offering a lower price for the parts spec than other traditional brands. However, these brands often have to spend millions of dollars on marketing since they don't have a dealer channel to sell the product, and thus far, they have all seemed to concentrate on marketing instead of design and engineering, and generally make lower-performing products than the leaders of this space mentioned above.

This is where Esker fits. We use high-end manufacturing partners, and the best suspension patents available to make a high-end product that competes, and in many ways exceeds the leaders in this market. Reviews of our products already prove this. By hybridizing our sales model, we can do this at a slightly lower price than the leaders to make it even more attractive to consumers, and keep our margins higher by blending the direct-to-consumer higher margin with the lower margin of wholesale sales.

Finally, we do all this, while also building-to-order in Whitefish, MT. Almost all of the brands mentioned above have their entire bike built in China, Taiwan, or Vietnam, bring in a complete boxed product, and then just ship that back out, often without even opening or Quality Controlling the product. We bring our manufactured frames, and partner-supplied parts all to Montana, do inspection and Quality Control on every single object we sell, and assemble them to order. Currently, this allows us to have 4 colors, 4 sizes, and 3 parts spec levels that can be mixed-and-matched to the customer request, and with this raise to purchase additional inventory and improve our IT back-end, we will grow into allowing full customization and choice.

Terrene Tires is a high-end tire brand using a similar strategy of a blended sales model, but in three channels, Original Equipment, Wholesale, and Direct to Consumer. Terrene was started from our experience and expertise in designing winter Fat Bike tires.

Terrene is a business strategy for Krueger Outdoor. Where Esker is our primary concentration, Terrene's primary sales season is in the winter, offset from the primary sales season of Esker, allowing us to not experience as much up and down of the business throughout the year. It also has a primary objective of rapidly growing the Original Equipment channel, which creates a lower margin, but very high volume sales, while also rapidly increasing the visibility of the brand. Our primary competitor, 45NRTH does not pursue the OE sales channel, leaving a large, open opportunity.

Current Stage and Roadmap

CURRENT STAGE

We are currently in our Ramp phase as a company. We have established both brands, growing both of them to a moderate amount of sales, and setting up their brand reputation, product lines, and sales channels. Our next step is to rapidly increase sales by increasing model availability and inventory. We plan to spend the next 3-4 years "filling out" both brands' product lines, and increasing the sales volume of existing products by solidifying inventory.

FUTURE ROADMAP

The Company’s efforts for the next few years will be focused on expanding our market share by meeting demand with increased inventory. We will be venturing into two new frame materials over the next two years to expand our price range, as well as different specs to be able to offer bikes to a wider variety of consumers.

- December 2021 - Launch Titanium frame Hayduke and Japhy

- March 2022 - add 8 new dealers and up to 100 additional units for the consumer-direct channel as inventory load allows

- September 2022 - Launch additional hardtail model

- October 2022 - Launch two new models in Titanium material

- March 2023 - Expand into 6 foreign markets through exclusive-distributor channels

The Team

Officers and Directors

Name: Tim Krueger

Tim Krueger's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Co-founder, Director & CEO
  Dates of Service: January 02, 2015 - Present
  Responsibilities: Normal Operations, all-encompassing. Tim currently receives a salary compensation of $70K per year for this role.

Name: James Kauth

James Kauth's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** COO
  Dates of Service: January 01, 2018 - Present
  Responsibilities: Financial Management. James currently receives a salary compensation of $70K per year for this role.

Name: Anders Broste

Anders Broste's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Design Officer
  Dates of Service: July 01, 2018 - Present
  Responsibilities: Engineering, Design, Management of the Esker Brand. Anders currently receives a salary compensation of $70K per year for this role.

Name: Ryan Krueger

Ryan Krueger's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Co-Founder & Marketing Director
  Dates of Service: January 01, 2016 - Present
  Responsibilities: Handle all Marketing and Communications. Ryan currently receives a salary compensation of $60K per year for this role.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the

stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the Outdoor Sports industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions

of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage for our future bicycle and tire models. Delays or cost overruns in the development of our bicycle and tire models and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose

subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns 24 trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company’s value will be materially and adversely impacted. This could also impair the Company’s ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential

revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Shopify or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Shopify could harm our reputation and materially negatively impact our financial condition and business.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Tim Krueger	1,325,000	Common Stock	47.18

The Company's Securities

The Company has authorized Common Stock, and Convertible Note. As part of the Regulation Crowdfunding raise, the Company will be offering up to 463,203 of Common Stock.

Common Stock

The amount of security authorized is 4,000,000 with a total of 2,808,423 outstanding.

Voting Rights

Election of Board of Directors, normal weighted votes. Please see Voting Rights of Securities Sold in this Offering for additional information.

Material Rights

Voting Rights of Securities Sold in this Offering

Each Investor shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Investor's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Investor, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Investor pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Investor is an individual, will survive the death, incompetency and disability of the Investor and, so long as the Investor is an entity, will survive the merger or reorganization of the Investor or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Convertible Note

The security will convert into Common shares and the terms of the Convertible Note are outlined below:

Amount outstanding: $50,000.00
Maturity Date: November 30, 2023
Interest Rate: 5.0%
Discount Rate: 25.0%
Valuation Cap: None
Conversion Trigger: Maturity

Material Rights

There are no material rights associated with Convertible Note.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $65,000.00
  Number of Securities Sold: 130,000
  Use of proceeds: Operations
  Date: January 01, 2020
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $7,212.00
  Number of Securities Sold: 14,423
  Use of proceeds: Operations
  Date: February 01, 2020
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $2,700.00
  Number of Securities Sold: 5,400
  Use of proceeds: Operations
  Date: September 01, 2020
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $7,800.00
  Number of Securities Sold: 15,600
  Use of proceeds: Operations
  Date: January 01, 2021
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity

Final amount sold: $15,000.00
Number of Securities Sold: 30,000
Use of proceeds: Terrene inventory
Date: November 01, 2020
Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $1,500.00
  Number of Securities Sold: 3,000
  Use of proceeds: Operations
  Date: March 01, 2020
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $5,000.00
  Number of Securities Sold: 10,000
  Use of proceeds: Operations
  Date: January 01, 2021
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $3,000.00
  Number of Securities Sold: 6,000
  Use of proceeds: Operations
  Date: January 01, 2019
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $25,000.00
  Number of Securities Sold: 50,000
  Use of proceeds: Operations - Payroll - Payroll Deferral by employee
  Date: January 01, 2020
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** Convertible Note
  Final amount sold: $50,000.00
  Use of proceeds: Product Line expansion
  Date: February 15, 2021
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2020 compared to year ended December 31, 2019

Revenue

Revenue for fiscal year 2020 was $1,116,052, up significantly from 2019 revenue of $674,064. As a result of adding additional models to the market and continuing to expand our dealer base, our sales were up significantly. In the year 2020, we introduced our Rowl and Japhy models, as well as expanded the size offerings of tires in the Terrene brand, demonstrating that adding additional products to our lines has significant jumps in sales. Additionally, new demand in outdoor sports fueled some growth, while also a constraint on supply chains restricted that same growth so that our numbers were "real" in the sense that our sales changed their fervor and seasonality with the "COVID bump", but didn't actually affect our overall financial performance because we could not access additional product in a timely fashion

Cost of sales

Cost of sales in 2020 was up only slightly to $521,316 from $487,236 in 2019. This is mostly due to the fact that our business is very intensive in startup costs, and we had to make heavy investments in 2019, and in 2020 began to see the leveling off of investments in HR and other items, accompanied with rapid revenue growth to point towards profitability

Gross margins

Our gross margins in 2020 were up significantly over 2019, mostly due to the fact that 2019 was negative, from a combination of higher costs of startup and getting the brand established. In 2020, our margins reached 42%, which is where we want them to stabilize based on our business method, and then overall increase volume and reduce costs going forward to get to Net profitability

Expenses

The Company's expenses consist of, among other things, compensation and benefits, marketing and sales expenses, fees for professional services and patents, research and development expenses. These remained stable in 2020 at $241,773 from $215,126 in 2019. This is mostly due to the number being high as compared to revenue for 2019 when we opened our warehouse and assembly in Whitefish, MT in 2019, and added staff. This remained stable as we went into higher sales figures in 2020.

Historical results and cash flows:

Our results in 2019 were not indicative of what should be expected, as we were still in a startup phase of heavy costs and lower revenue. Our results in 2020 show our expected gross margin, and still have heavier costs than we would like as a percentage of revenue, it shows our trajectory and margin. Going forward, Gross Margin will remain constant, or creep up slightly, but while revenue increases, other costs will not rise at the same level, which should create Net profitability.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

We are very cashflow based, using loans from business funding companies and families, along with revenue from current sales and operations to fund the company. As we are growing rapidly, we, therefore, do not have a significant reserve, and we do not have any lines of credit.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

These funds will be used to stabilize and grow our company. Being very cashflow based, we don't have reserves to weather the storms. We will be using campaign funds to have an operating capital buffer, rely less on expensive debt resources to purchase inventory, create an inventory buffer, expand our product lines, and expand our available inventory to add sales.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

No. They are necessary to stabilize us and provide growth. We can continue operations as we are, but that would heavily restrict our growth, both in new products and in inventory available to sell. It would also have us continuing with expensive credit products, spending money on interest expense rather than shareholder return.

How long will you be able to operate the company if you raise your minimum? What

expenses is this estimate based on?

We believe we will be able to continue to operate in the event of a minimum raise, however we would have to settle for a less aggressive growth plan. Our fixed expenses total around $60,000 per month, including debt service.

How long will you be able to operate the company if you raise your maximum funding goal?

In the event of a maximum raise, not only will we be able to continue to sustain our operations, we will be able to take on a more aggressive growth plan. In this scenario, we project our fixed expenses to climb to $70,000 per month, including debt service.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

After we stabilize, we intend to limit future raises and establish a bank line of credit for use in financing inventory on hand.

Indebtedness

- **Creditor:** US SBA
  Amount Owed: $131,055.58
  Interest Rate: 5.5%
  Maturity Date: December 20, 2029

- **Creditor:** Clearbanc
  Amount Owed: $77,854.13
  Interest Rate: 0.0%
  Maturity Date: May 01, 2020

- **Creditor:** Everett Wood
  Amount Owed: $90,232.00
  Interest Rate: 15.0%
  Maturity Date: July 01, 2023

- **Creditor:** Jim and Judy Krueger
  Amount Owed: $100,000.00
  Interest Rate: 12.0%
  Maturity Date: January 01, 2025

- **Creditor:** National Bank of Commerce
  Amount Owed: $31,460.82

Interest Rate: 5.5%
Maturity Date: September 27, 2024

- **Creditor:** National Bank of Commerce
Amount Owed: $134,254.40
Interest Rate: 4.75%
Maturity Date: August 27, 2021

- **Creditor:** Capital One
Amount Owed: $89,405.00
Interest Rate: 19.5%
Maturity Date: December 31, 2030

- **Creditor:** Reliant Funding
Amount Owed: $77,581.00
Interest Rate: 0.0%
Maturity Date: April 01, 2022

- **Creditor:** American Express
Amount Owed: $11,743.17
Interest Rate: 21.0%
Maturity Date: December 31, 2030

- **Creditor:** Anders Broste
Amount Owed: $30,000.00
Interest Rate: 10.0%
Maturity Date: December 31, 2021

Related Party Transactions

- **Name of Entity:** Everett Wood
Relationship to Company: Family member
Nature / amount of interest in the transaction: $100,000 loan to the company, listed as debt
Material Terms: $100,000, 2 year term, maturity in July 2023, 15% interest

- **Name of Entity:** James Krueger
Relationship to Company: Family member
Nature / amount of interest in the transaction: $100,000 operating capital loan
Material Terms: $100,000 loan, paid back currently interest only, open maturity and term

- **Name of Entity:** Anders Broste
Relationship to Company: Officer
Nature / amount of interest in the transaction: $30,000 cash loan

Material Terms: $30,000 cash loan, 10% interest, 12/31/2021 maturity date

Valuation

Pre-Money Valuation: $6,487,457.13

Valuation Details:

Sales and Market - $4M

Technologies and Licenses - $1.5M

Assets - $1M

We are an early-stage company, with two major assets. First is the license on Orion Suspension from Dave Weagle. All companies that use his patents have gone on to great success, with Pivot (DW-Link) being the largest, growing in about 12 years to an estimated $50M company, Ibis Bicycles (DW-Link) growing to an estimated $20M, and Evil Bikes (DELTA) growing to an estimated $15M in sales after using Dave's designs. Atherton bikes (DW-6) recently raised $1.8M on CrowdCube at a valuation of $5.1M, and they have not yet sold a bike or turned in any revenue. The cycling industry typically has a net profit margin of around 10-15% and an EBITDA multiple values of 6-9x historically.

Tim Krueger (CEO) also has a track record of working with Dave on a previous design for Salsa Cycles (Split Pivot) that helped that brand grow from $3M to $30M in about 5 years, along with other product advancements spearheaded by Tim.

Our valuation methodology looks at the potential the brand has using Orion Dynamics suspension, an already solid footing with constantly growing revenue, and a solid track record of leadership by Tim to take small brands and grow them rapidly.

This valuation was calculated internally without a formal third-party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making that calculation we have <u>not assumed</u> that securities with a right to acquire shares are exercised.

The company has no preferred stock, outstanding options, warrants, or shares reserved for issuance under a stock plan.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.99 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*

3.5%

- *Inventory*
  96.5%
  Our primary use of proceeds is to increase our inventory and production

If we raise the over allotment amount of $1,069,998.93, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  10.0%
  SEO and Targeting improvement, website updates, and expansion of demo fleet.

- *Research & Development*
  15.0%
  Tooling, R&D, and consultant fees for development of Aluminum frame suspension models and domestic-sourced hardtail frames.

- *Inventory*
  50.0%
  Our primary need for funding is to chase the demand of our product, as well as the increasing scarcity in our industry. About 1/3 of these funds will be for additional purchase order deposits to secure production space in 2023 and 2024, and then to scale up our inventory of proprietary products, and create a 2-3 month safety stock of supplier components

- *Working Capital*
  15.0%
  Our company has been very cashflow based, and because of that has had to use financing products that are costly to smooth out the peaks and valleys. $150,000 would be dedicated to a baseline cash reserve in the bank

- *Debt paydown*
  6.5%
  Paydown of open debts

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at eskercycles.com (www.eskercycles.com/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/esker

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Krueger Outdoor, Inc.

[See attached]

KRUEGER OUTDOOR, INC.

(a Minnesota corporation)

Unaudited Financial Statements

For the calendar years ended December 31, 2020 and 2019

IndigoSpire
CPAs & ADVISORS

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

October 27, 2021

To: Board of Directors, KRUEGER OUTDOOR, INC.

Re: 2020-2019 Financial Statement Review

We have reviewed the accompanying financial statements of KRUEGER OUTDOOR, INC. (the "Company"), which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of operations, changes in stockholders' equity/deficit and cash flows for the calendar year periods thus ended, and the related notes to the financial statements.

A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern
As discussed in the Notes and Additional Disclosures, certain conditions indicate there is substantial doubt as to whether the Company may continue as a going concern. The accompanying financial statements do not include any adjustments which might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,

IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, CO

KRUEGER OUTDOOR, INC.
BALANCE SHEET
As of December 31, 2020 and 2019
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

ASSETS	**2020**	**2019**
Current Assets		
Cash and cash equivalents	$ 11,911	$ 1,245
Other current assets	454,938	139,803
Total current assets	466,849	141,048
Fixed assets, net	274,809	185,833
Total Assets	$ 741,658	$ 326,881
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Accounts and credit cards payable	$ 230,496	$ 74,521
Line of credit	150,000	150,000
Other current liabilities	106,216	69,594
Total Current Liabilities	486,712	294,155
Long-term notes payable	324,709	264,175
PPP payable	58,800	0
EIDL payable	149,900	0
Long-term note payable, related party	85,000	100,000
Total Liabilities	1,105,121	658,330
SHAREHOLDERS' EQUITY		
Common stock, Class A (3,000,000 shares authorized, 2,858,823 and 2,616,000 and shares issued and outstanding as of December 31, 2020 and 2019, respectively)	922,912	833,000
Retained deficit	(1,286,375)	(1,164,449)
Total Shareholders' Deficit	(363,463)	(331,449)
Total Liabilities and Shareholders' Equity	$ 741,658	$ 326,881

KRUEGER OUTDOOR, INC.
STATEMENT OF OPERATIONS
For Years Ending December 31, 2020 and 2019
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

	2020	2019
Revenues, net	$ 1,116,052	$ 674,064
Cost of goods sold	657,469	934,646
Gross profit	458,584	(260,583)
Operating expenses		
Marketing	12,254	38,631
Payroll	267,292	233,479
Other general and administrative	241,773	215,126
Total operating expenses	521,319	487,236
Net Operating Income (Loss)	(62,735)	(747,819)
Interest (expense)	(59,191)	(114,242)
Tax (provision) benefit	–	–
Net Income (Loss)	$ (121,926)	$ (862,061)

KRUEGER OUTDOOR, INC.
STATEMENT OF CHANGES TO SHAREHOLDERS' EQUITY
For Years Ending December 31, 2020 and 2019
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

	Common Stock ($)	Accumulated Deficit	Shareholders' Equity
Balance as of January 1, 2019	**$ 378,500**	**$ (302,388)**	**$ 76,112**
Issuance of securities	454,500		454,500
Net Income (Loss)		(862,061)	(862,061)
Balance as of December 31, 2019	**$ 833,000**	**$ (1,164,449)**	**$ (331,449)**
Issuance of securities	89,912		89,912
Net Income (Loss)		(121,926)	(121,926)
Balance as of December 31, 2020	**$ 922,912**	**$ (1,286,375)**	**$ (1,083,020)**

KRUEGER OUTDOOR, INC.
STATEMENT OF CASH FLOWS
For Years Ending December 31, 2020 and 2019
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

	2020	2019
Operating Activities		
Net Income (Loss)	$ (121,926)	$ (862,061)
Adjustments to reconcile net income (loss)		
to net cash provided by operations:		
Changes in operating asset and liabilities:		
(Increase) Decrease in other current assets	(315,135)	(86,404)
Increase (Decrease) in accounts and credit cards payable	155,975	68,108
Increase (Decrease) in other current liabilities	36,622	69,594
Net cash used in operating activities	(244,464)	(810,763)
Investing Activities		
Purchase of fixed assets	(88,976)	(40,003)
Net cash used in investing activities	(88,976)	(40,003)
Financing Activities		
Capital transactions	89,912	454,500
Proceeds from line of credit	0	150,000
Proceeds from notes payable	254,194	243,686
Net change in cash from financing activities	344,106	848,186
Net change in cash and cash equivalents	10,666	(2,582)
Cash and cash equivalents at beginning of period	1,245	3,827
Cash and cash equivalents at end of period	$ 11,911	$ 1,245

KRUEGER OUTDOOR, INC.
NOTES TO FINANCIAL STATEMENTS
See Accountant's Review Report
As of December 31, 2020 and 2019
(UNAUDITED)

NOTE 1 – NATURE OF OPERATIONS

KRUEGER OUTDOOR, INC. (which may be referred to as the "Company", "we," "us," or "our") is a corporation formed under the laws of Minnesota on February 21, 2018. The Company designs and sells outdoor equipment to customers.

Since inception, the Company has relied on issuing securities, revenue from sales and notes to fund its operations. As of December 31, 2020, the Company had negative shareholders' capital and will likely incur additional losses prior to generating positive working capital. These matters raise substantial doubt about the Company's ability to continue as a going concern (see Note 3). The Company intends to fund its operations with funding from the crowdfunding campaign (see Note 9) and the receipt of funds from continuing revenue producing activities. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying unaudited financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties
The Company's business and operations are sensitive to general business and economic conditions in the United States and other countries that the Company operates in. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000 At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents
The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2020 and 2019, the Company had $11,911 and $1,245 of cash on hand, respectively.

Fixed Assets
Property and equipment is recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to fifteen years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. As of December 31, 2020 and 2019, the Company had $274,809 and $185,833 of net fixed assets, respectively.

Fair Value Measurements
Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes
Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Any deferred tax items of the Company have been fully valued based on the determination of the Company that the utilization of any deferred tax assets is uncertain.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

Revenue Recognition
The Company recognizes revenue in accordance with ASC 606 when it has satisfied the performance obligations under an arrangement with the customer reflecting the terms and conditions under which products or services will be provided, the fee is fixed or determinable, and collection of any related receivable is probable. ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company records revenue when products are sold to customers.

Accounts Receivable
The allowance for uncollectible accounts is evaluated on a regular basis by management and is based upon management's periodic review of the collectability of the receivables in light of historical experience, the nature and type of account, adverse situations that may affect the payor's ability to repay and prevailing economic conditions. This evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available. Accounts are deemed to be past due upon invoice due date.

Receivables deemed uncollectible are charged off against the allowance when management believes the assessment of the above factors will likely result in the inability to collect the past due accounts. The Company's standard terms and conditions with commercial accounts generally requires payment within 30 days of the invoice date, however, timing of payment of specific customers may be separately negotiated.

Advertising
The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements
In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after

December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2018 and has incurred a cumulative loss since inception. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 4 – DEBT AND SAFE INSTRUMENTS

The Company's primary obligations relate to loans made to the Company totaling $324,709 and $264,175 as of December 31, 2020 and 2019, respectively. Additionally, the Company has borrowed $100,000 from relatives of its founder and chief executive, Tim Krueger.

As part of the CARES Act of 2020, Congress authorized the US Small Business Administration ("SBA") to fund and operate the Paycheck Protection Program ("PPP") and Economic Injury Disaster Loan ("EIDL") programs. The Company borrowed a total of $58,800 PPP funds and $149,900 of EIDL funds. The PPP loan was formally forgiven by the SBA in 2021. The EIDL loan is payable over 30 years with interest charged at 3.75 percent per annum.

NOTE 5 – INCOME TAX PROVISION

The Company has filed its corporate income tax return for the period ended December 31, 2020 and 2019. The income tax returns will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company incurred a loss during the period from inception through December 31, 2020 and carries a federal net operating loss that can be used to offset future corporate taxable income (to extent allowed by law).

NOTE 6 – COMMITMENTS AND CONTINGENCIES

Litigation
The Company, from time to time, may be involved with lawsuits arising in the ordinary course of business. In the opinion of the Company's management, any liability resulting from such litigation would not be material in relation to the Company's consolidated financial position, results of operations and cash flows. The Company is not currently aware of any actual or threatened litigation.

NOTE 7 – EQUITY

The Company has a single class of equity: common stock (3,000,000 shares of no-par stock authorized). The Company has 2,858,823 and 2,616,000 shares issued as of December 31, 2020 and 2019.

NOTE 8 – RELATED PARTY TRANSACTIONS

The Company is not aware of any related-party transactions outside the normal scope of business that would have a material impact on these financial statements other than the unsecured loans made by relatives of Mr. Krueger as discussed above.

NOTE 9 – SUBSEQUENT EVENTS

Crowdfunded Offering
In 2021, the Company intends to offer securities in a securities offering expected to be exempt from registration under Regulation CF. The offering campaign will be made through StartEngine, a FINRA approved Regulation CF funding portal.

COVID-19 Related Actions
On March 10, 2020, the World Health Organization declared the coronavirus outbreak ("COVID19") to be a pandemic. The outbreak is negatively impacting businesses across a range of industries. The extent of the impact of COVID-19 on the Company's operational and financial performance will depend on certain developments, including the duration and spread of the outbreak, impact on the Company's customers, employees and vendors, all of which are uncertain and cannot be predicted. Therefore, the extent to which COVID-19 may impact the Company's financial condition or results of operations in the future is uncertain.

Management's Evaluation
Management has evaluated subsequent events through October 27, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

Esker Cycles by Krueger Outdoor

Mountain Bikes Built for the Wild


esker

Website | Columbia Falls, MT | TRANSPORTATION

$0.00 raised

0 Investors	**$6.49M** Valuation
$2.31 Price per Share	**$231.00** Min. Investment
Common Shares Offered	**Equity** Offering Type
$1.07M Offering Max	**Reg CF** Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

At Esker, we make mountain bikes you'll enjoy throughout the entire ride, no matter where the trail takes you. Using Orion Dynamics, a patented, state-of-the-art suspension system, we design each and every bike to provide peak durability, performance, and versatility - all assembled in the Flathead Valley in Montana. As more and more people opt for the outdoors, Esker bikes are ready to ride wherever you choose to roll.

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- The global bicycle market size was valued at over $54B in 2020, with demand continuing to outpace inventory. Raising capital will allow us to rapidly expand production, and in turn, will open the door for us to supply a greater number of dealers than we've been able to thus far.
- Esker Cycles are built with the state-of-the-art Orion Suspension System, licensed from mountain bike suspension expert and industry veteran Dave Weagle.
- Our hybrid DTC/dealer model fuels steady, organic growth, while achieving competitive prices and above-average margins.

Mountain bikes for unbridled adventure

Esker is a rider-owned mountain bike company fueled by the combined experience of industry veterans, an unwavering commitment to quality, and the desire to challenge traditional methods.



We assemble our bikes to order right here in Montana, enabling us to create custom combinations of top-performing frame designs, spec levels, and colors at an excellent price, giving our customers the choice to pick it up at a dealer or have it shipped to their door.


CONSUMERS CAN CHOOSE
A COMBINATION OF:
4 Frame Designs
4 Colors
3 Spec Levels

As greater numbers of people hit the trails, Esker has become more than just a brand—our customers meet and ride with the people that design, assemble, and produce their bikes, forming a community of adventurers and dedicated promoters.

THE PROBLEM

The cycling industry has been slow to adapt

The "great bicycle boom" has driven a huge surge in recreational cycling, with a dramatic global increase in bicycle sales - yet the cycling industry has remained slow to adapt to a more modern, consumer-facing sales strategy.


Sales Of Front-Suspension Mountain Bikes:
Up 150%
In Spring 2020
Total Trail Counts:
100-500%
Increase Since 2019

(Source | Source)

Legacy mountain bike brands continue to default to a dealer-only model within their existing networks, while a handful of newcomers are concentrating their spending on high-dollar DTC marketing rather than focusing on product design. This gap in the cycling market gives us an opportunity to cater our products to both online and in-person customers, hybridizing the best of DTC sales with the advantages of dealers and demo events to reach as many cyclists as possible.

THE SOLUTION

Ready to ride, wherever you choose to roll

Unlike companies that cater exclusively to either dealers or online customers, Esker combines the best of both worlds, allowing us to connect with and cater to a broader demographic.

As a small and nimble company, Esker is poised to respond efficiently to the demands of the moment while still concentrating on ride quality and performance. We thrive on being close to our product, overseeing every step of the process—from our in-house proprietary designs and prototyping, to negotiating with the best industry suppliers and assembling our frames into the final product.


esker

Our full suspension bikes are built with Orion suspension, licensed from industry veteran Dave Weagle, and our hardtails are known for having highly refined geometries and ride qualities.

Esker currently makes four bicycles which cater to different riders and terrains, with four additional models preparing to launch in 2022.


ELKAT
HAYDUKE
ROWL
JAPHY

Four Additional Models Preparing To Launch In 2022

THE MARKET

Responding to the "Bicycle Boom"

The global bicycle market size experienced an unprecedented boom during the COVID-19 pandemic, reaching a value of over $54B in 2020 (source). Mountain bike demand in particular remains at a high level, with sales of front-suspension mountain bikes up 150% in spring 2020 (source) and an estimated 1M units of high-end bikes sold annually in the US (estimate based on information found here).

This upward trend in popularity is predicted to grow with a CAGR of 10% between now and 2027, catalyzed by broader lifestyle and demographic trends (source). Further still, the sport has benefited from an explosion in trail building, with trail counts increasing between 100% to 500% since 2019, primarily on free-to-use public land (source).


Global Bicycle Market:
$54 Billion
1 Million
High-End Bikes
Sold Annually
In The U.S.
Mountain Biking
Market Is Expected
To Grow 10%
Annually
Between Now & 2027 (CAGR)

(Source | Source)

(US high-end bike sales statistic is an estimate. This estimate is based on information found here.)

Esker stands out from competitors by offering a 5–7% better price on similar products. We also present more choice and quality to our customers, with our built-to-order bikes resulting in better performance for riders. Unlike DTC-only companies, Esker can introduce our bikes to customers in-person, concentrating our focus on innovative product design rather than high marketing spend.


Blended Margin
10% Above
Industry Average

By selling our product through multiple channels, we're able to adjust each channel's volume to maximize our margins. This results in a blended margin of about 40% - around 10% above the industry average. Once we reach 2,000 units, we'll arrive at a 15–18% net margin. As we capitalize and grow, the addition of new models and customization choices will help further increase these unit sales and profit margins simultaneously.

OUR TRACTION

Selling out, gaining clout, and ready to scale

We launched Esker in 2018, pre-selling 100 units and bringing in $300K in revenue that first year. We've now sold 450 units in 2021 (and are on track to sell 550 total pieces by the end of the year) for a total of $1.7M in revenue.

Currently the product planning, engineering, production coordination, and dealer demand are in place and in progress to hit our projection of 2,000 units in 2024, but so far, our only constraint has been inventory. Our sales channels are repeatedly requesting more product than we have available. Having self-funded up to this point, we're recognizing the critical need for capital in order to keep pace with demand as the Esker brand gains momentum.


450 Units Sold In 2021 ($1.7M)
2000 Units Projected In 2024

Thanks to excellent press on our first two models, we've been able to place reviews in almost all prominent mountain biking publications. By the launch of our third and fourth models, industry insiders were actively coming our way. We're preparing for a spring 2022 launch of our Titanium Hayduke and Japhy, followed by two new (and undisclosed) Titanium models in the fall.

In 2023 and 2024, we plan to launch three new steel models as well as three new suspension models, all of which are already in the engineering and design phase. Between an established product line and continued customer demand, we're poised for a unique stage of hypergrowth.

WHY INVEST

Bikes built for disruption

Esker was born under big skies, rooted in late-night campfire conversations, and fueled by long rides into the hills. It's this collective experience that drives our work, and as we continue to grow, community, quality, and innovation will remain at the core of what we do.


A NEW NOTEWORTHY PLAYER IN THE HIGH-END MOUNTAIN BIKE MARKET
Community. Quality. Innovation.

This new round of capital will help us reach 2000 units by 2024, with additional models currently in the process of development and engineering that are set to be released by then.

We expect our footprint to rapidly expand as we're able to provide inventory to the large volume of dealers who have applied, continuing our trajectory of establishing Esker as a primary player in the high-end mountain bike market.

For 2025 and beyond, we have explored strategies to continue our growth, such as selling to or merging with other companies in the cycling industry that need our flexible sales methods and/or the consumer-facing channels.

We'd love for you to join us for this ride of a lifetime.

January 2015
Start of Company
A lot of time goes into design and testing of high-end mountain bikes. Begin business Registration, start of R&D and Design

August 2018
Launch of Esker Cycles
The Esker Cycles Hayduke and Elkat, as well as the Esker brand, and Orion Dynamics Suspension are launched to the public and are on sale.

November 2020
Launch of Rowl and Japhy
Public Launch of the Rowl and Japhy mountain bike models.

November 2021
Launch on StartEngine
Now YOU can own a part of our company!

December 2021
Achieved our first $1M revenue year
A big milestone for us, we reached our first year exceeding $1M in revenue.

March 2022
Introduce Titanium
Hayduke and Japhy will be available in Titanium frame material, reducing weight, and increasing the volume, market penetration, and range of pricing for Esker.

October 2022
Introduce New Models
Two additional, yet-to-be-disclosed models are released to the public.

December 2023
Introduce Aluminum
Adding additional models and price points, our excellent Orion Dynamics Suspension equipped bikes are now available in aluminum.

In the Press

SHOW MORE

Meet Our Team



Tim Krueger
CEO, Co-founder, Director
Having spent over 25 years in the cycling industry, I have done it all from sweep the floors of a bike shop, to handle the full product development cycle of award-winning products. I've handled development of several major brand's product lines on the market as an employee and consultant, and in 2015 ventured out independently to start Krueger Outdoor, Inc, the owner of Terrene Tires and Esker Cycles.



Anders Broste
Chief Design Officer
I've been in the cycling industry for half my life in various aspects; sales, service, advocacy, and engineering. Previously, I worked as an engineer in the semiconductor industry (Applied Materials) around the world and bike industry (Quality Bicycle Products) as a designer, which gave me the experience and skills to create great products and to to work with others to help shape the business above and beyond product development.



James Kauth
COO
I cut my teeth in my teens as a bike builder at a small Minneapolis chain. While riding is in my DNA, I took a long hiatus for a career path in IT. Over the next 3 decades, I took on expanding leadership roles at private firms and at the State of Minnesota. I closed out my public service as the first appointment of Director of Innovation in the State of MN overseeing operations for over $450M worth of critical infrastructure that gave me the experience and skills that I now bring to the bike industry to lead operations and finance for Krueger Outdoor, Inc.



Ryan Krueger
Co-founder, Marketing Director
I have been working in the outdoor industry for 15 years with a background in media. Throughout my career, I've worked with companies around the world to help tell stories, create content, and grow brands. At Esker and Terrene, I use my skillset to bring our companies to life through consistent high-quality branding, visuals, and messaging that connect with our customers.



Jason Ness
Industrial Designer
I'm a designer that takes a mechanical mindset and blends it with high end aesthetics. "How does it look? How does it feel? How are we going to make it? I'm passionate about what I do and enjoy the entire process of new product design and development, I enjoy a collaborative workspace and truly believe our product is better with everyone's perspective. I grew up spending the day outside, riding bikes, building things and fixing what I broke along the way. This hands-on approach has enabled me to wear many hats as we continue to grow Esker and Terrene.



Cedar Kyes
Sales Manager
I've been working in the bicycle industry since 1994, first in retail sales and then as a sales representative for various bicycle industry brands. I joined the Esker Cycles team to manage the demo tour before taking on the role of Sales Manager from my home base on the west coast.



Ron Brandt
Operations Manager
I started my career in the outdoor industry over twenty years ago. This journey has brought me to 3 different states with a broad experience in the field. I have been everything from a sales person, service manager, and rental department lead to head buyer. I began with Krueger Outdoor in 2020 leading production, which has grown into being the Operations Manager here at our Montana Warehouse.



Jeff White
Outbound Manager
I've been in the outdoor industry for the better part of 25 years. Beginning in sales and moving into service has given me a wide range of experience ranging from retail associate to store and service manager positions. Mainly focused on mechanic and service efficiency has lead me to my current roll with Esker and Terrene as Outbound Manager.

Offering Summary

Company : Krueger Outdoor, Inc.

Corporate Address : 177 Columbia Mountain Drive, Columbia Falls, MT 59912

Offering Minimum : $9,999.99

Offering Maximum : $1,069,998.93

Minimum Investment Amount (per investor) : $231.00

Terms

Offering Type : Equity

Security Name : Common Stock

Minimum Number of Shares Offered : 4,329

Maximum Number of Shares Offered : 463,203

Price per Share : $2.31

Pre-Money Valuation : $6,487,457.13

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Time-Based:

Friends and Family Early Birds

Invest within the first 48 hours, and get 20% bonus shares.

Super Early Bird Bonus

Invest within the first 72 hours and get 15% bonus shares.

Early Bird Bonus

Invest within the next 7 days, and get 10% bonus shares.

Amount-Based:

$500+ | Mystic Lake

Receive a discount code eligible for 5% off any bike in the next 12 months + a special owner's t-shirt and hat!

$1,000+ | Big Snowy Mountains Loop

Receive a discount code eligible for 10% off any bike in the next 3 years + a special owner's t-shirt and hat!

$5,000+| Emerald Lake Trail

Receive a 10% discount code eligible for 1 bike per year (for every year that you continue to own shares with us + a t-shirt and hat + 5% Bonus Shares.

$10,000+ | Grassy Mountain Loop

Receive a 10% discount code eligible for 1 bike per year + a special invitation to an Esker destination meetup to ride with our team + 10% Bonus Shares.

$25,000+ | Whitefish Trail

Receive shareholder pricing on 1 new bike per year as long as you own shares + early access to new bikes + ride with the Esker team at a destination meetup + priority access at bike festivals across the country + an invite to come hang out and ride with us at our Whitefish, MT basecamp + 10% Bonus Shares.

$50,000+ | Continental Divide

Receive shareholder pricing on 1 new bike per year as long as you own shares + an invite to a 3-day/2-night tour of the White Rim trail in Moab, UT (future dates TBD) or a 3-day 2-night tour of a portion of the Continental Divide Trail through our home in Montana (future dates TBD) with the Esker Cycles Founders + 15% Bonus Shares.

$100,000+ | Grizzly Loop

Receive shareholder pricing on 1 new bike per year as long as you own share + a brand new Hayduke or Japhy, 3-day/2-night tour of the White Rim trail in Moab, UT (future dates TBD) or a 3-day 2-night tour of a portion of the Continental Divide Trail through our home in Montana (future dates TBD) with the Esker Cycles Founders + 15% Bonus Shares.

**All perks occur when the offering is completed.*

***All perk levels receive a t-shirt and hat*

The 10% StartEngine Owners' Bonus

Krueger Outdoor, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.31 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $231. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Voting Proxy

Each Investor shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Investor's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Investor, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Investor pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Investor is an individual, will survive the death, incompetency and disability of the Investor and, so long as the Investor is an entity, will survive the merger or reorganization of the Investor or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Esker is a group of mountain bikers that have come together to create bikes that will take people out into the mountains and allow them to have an incredible experience outside.

We make products that are dependable, and that riders trust, so that they don't have to think about the bike when they are out riding—they can forget about all of that and simply ride and enjoy the experience of moving effortlessly through the backcountry on a bike.

At Esker, we make bikes that will take you as far out into the wild as you want and bring you back without having to worry about your equipment.

We believe that the focus of biking isn't always about the bike, but the experience you have on the bike. Our design philosophy is to create products that allow you to do just that; go out, go far, and come back all while having fun.

We design each and every one of our mountain bikes to provide the durability, performance, and versatility to get you out into the backcountry, and back to the trailhead with a smile on your face. Esker bikes are ready to ride no matter where the trail takes you next.

At Esker, we design and build mountain bikes for the entire mountain, which means you can be confident knowing that you can simply grab your Esker and go, and you'll always be ready for the ride ahead.

We've blended modern geometry and Orion kinematics to deliver a balanced ride that allows you to thrive throughout the entire ride. Responsive small bump compliance, quick cornering, and stability at speed make for a versatile bike that can suit the needs of any rider, on any terrain.

The Orion Suspension design provides an efficient and stable pedaling response on both smooth terrain and in the rough, and without even a hint of pedal feedback.

Orion isolates suspension, pedaling, and braking forces so that everything works completely independently of one another while providing a smooth, efficient, and well-balanced ride throughout any type of terrain and under any type of pedaling or braking situations.

The Orion platform is designed to be fully active while maintaining incredible pedaling efficiency throughout the entire stroke of the shock. Because the chassis is designed to properly balance pedaling and bump inputs, the shock can be tuned much lighter allowing it to run fully open, keeping it active at all times, even when climbing.

By properly balancing the various force inputs, Every bit of power you put to the pedals goes directly to the contact patch of the rear tire which is stuck to the ground even as you're moving through rough terrain. It can actually help you climb up and over obstacles as the rear tire tracks to the terrain while pedaling forces continue to move you forward.

The global bicycle market size was valued at 54 billion in 2020 and it is expected to expand at an annual growth rate of 7.0% from 2021 to 2028.

The increase in the number of people opting for bicycling as a form of leisure is anticipated to propel that growth.

Preference for bicycles as a convenient form of exercise to ensure a healthy life, free from obesity and other disorders, is expected to further drive the market expansion.

Meanwhile, the mountain bike segment is also expected to grow significantly over that same period, as consumers, particularly millennials, continue to opt for mountain bicycling as a form of leisure and adventure.

Furthermore, the number of women and kids entering sports is increasing steadily and is likely to influence segment growth across the globe.

Besides, the establishment of new mountain bicycling trails coupled with growing media coverage for such events is expected to further fuel segment growth.

The online distribution channel is expected to emerge as the fastest-growing segment growing at a CAGR of over 9.5% over the forecast period.

Krueger Outdoor is uniquely positioned with the mix of both Esker and Terrene, which compliment each other seasonally, as well as diversify the income streams.

While Terrene has a large OEM direct customer base that we will continue to grow, and Esker has more of a consumer-facing sales method, helping add diversity to income streams.

Esker bikes use a patented suspension design, and a number of other proprietary designs that provide us with a unique product offering that sets us apart from our competitors, and is desirable to our customers.

Esker also has a unique solid footing with parts vendors and as a small brand has great direct access with our manufacturing partners.

Terrene takes our vast experience with tire design and production, and applies it to a niche application. Terrene Tires concentrates on Snow, Gravel and Adventure tires. We make specialty tires for these markets where we can develop a unique following.

Esker was born under big skies—rooted in late night campfire conversations under the stars, trailhead gatherings with friends, and long rides into the hills. While Esker is at home in the shadows of the iconic mountain peaks of Montana, it is the collective experiences under big skies everywhere that are at the heart of Esker.

When we say that Esker was born under big skies, that's not just a nod to our home state: It's the long rides, and many fireside chats on how to make our products better, and how to offer that to our customers in the best way possible. All of those ideals—established while spending time outdoors—are at the foundation of our brand.

Beyond just a bike company, Esker is a group of riders and like-minded individuals that aim to think differently and encourage a broader, more inclusive cycling community. We intend to inspire and encourage anyone with the desire to climb onto a bike and enjoy the ride.

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